Exhibit 99.1

Adlai Nortye Enters Exclusive License Agreement with ASK Pharm for Pan-RAS (ON) Inhibitor AN9025 in Greater China

SINGAPORE and NORTH BRUNSWICK, N.J. and HANGZHOU, China, December 29, 2025 – Adlai Nortye Ltd. (NASDAQ: ANL) (the “Company” or “Adlai Nortye”), a clinical-stage biotechnology company focused on the development of innovative cancer therapies, today announced that it has entered into an exclusive licensing agreement with ASK Pharm for its proprietary pan-RAS (ON) inhibitor AN9025.

Under the terms of the agreement, ASK Pharm will obtain exclusive rights to develop, manufacture, and commercialize AN9025 in mainland China, Hong Kong and Macao (the “Licensed Territory”). Adlai Nortye will retain worldwide rights to the compound excluding the Licensed Territory. Adlai Nortye is eligible to receive total consideration of up to RMB 1.6 billion (approximately USD 230 million), including an upfront payment and near-term milestone payments exceeding USD 20 million, plus tiered royalties ranging from a high single-digit to mid-teens percentage of net product sales in the Licensed Territory.

Mr. Jingfei Ma, Director and General Manager of ASK Pharm, stated: “This partnership marks a pivotal milestone in our strategic innovation upgrade, signaling our decisive move into frontier innovation with high entry barriers. By leveraging our complementary strengths in R&D, clinical development, and commercialization, we aim to accelerate the development of AN9025 project while reinforcing our existing pipeline, ultimately delivering high-value therapeutic solutions to patients in China and around the world.”

“We are delighted to partner with ASK Pharm on the development of AN9025, a differentiated pan-RAS (ON) inhibitor with the potential to be best-in-class,” said Yang Lu, Chairman and Chief Executive Officer of Adlai Nortye. “This collaboration represents a meaningful step forward in advancing the clinical and commercial potential of AN9025 and underscores the value of our RAS-targeted drug discovery platform. By combining Adlai Nortye’s innovation capabilities with ASK Pharm’s strong development and commercialization expertise in Greater China, we aim to accelerate the delivery of novel treatment options for patients with RAS-mutated cancers who continue to face significant unmet medical needs.”

About AN9025

AN9025 is an oral small molecule pan-RAS(ON) inhibitor with best-in-class potential, designed to target a broad spectrum of RAS mutations across various tumor types. Preclinical studies have demonstrated that AN9025 effectively inhibits RAS-mutant cancers with potent and durable efficacy, including pancreatic, lung, and colorectal adenocarcinomas, and shows comparable or superior results relative to a benchmark agent of the same class. The company expects to initiate the phase I clinical study in the first quarter of 2026.

About Adlai Nortye

Adlai Nortye (NASDAQ: ANL) is a global clinical-stage company at the forefront of discovering and developing innovative cancer therapies. Leveraging our dual R&D presence in the U.S. and China, we are building a robust pipeline of drug candidates focused on two key areas where we believe we can make a significant difference. (1) Next-generation cancer immunotherapies: our candidates, AN8025 (a tri-functional fusion protein of αPD-L1 x CD86 variant x LAG3 variant), a T-cell and antigen-presenting cell modulator, and AN4005 (a first-in-class oral small-molecule PD-L1 inhibitor), are designed to activate cancer immunity in novel ways. (2) RAS-targeting therapies: we are tackling RAS-driven cancers with AN9025, an oral pan-RAS(ON) inhibitor, and AN4035, a CEACAM5-targeting ADC delivering a potent pan-RAS(ON) inhibitor directly to tumors.

About Jiangsu Aosaikang Pharmaceutical Co. Ltd. (ASK Pharm)

Founded in January 2003, Jiangsu Aosaikang Pharmaceutical Co. Ltd. (ASK Pharm) is a research-based pharmaceutical enterprise that integrates and streamlines innovative research and development with manufacture, marketing promotion and sales of proprietary pharmaceuticals, fine chemicals and health-care products. ASK Pharm specializes in digestive disease, multidrug resistant infection, oncology and chronic disease areas.

ASK Pharm focuses on the R&D of small-molecule targeted innovative drugs and immuno-oncology biologic drugs. Currently, there are 48 major research projects, including 10 disclosed key projects focused on innovative chemical and biologic drugs. Among these, Limertinib (the 3rd Gen EGFR TKI) is launched in 2025, while ASKC109 (maltol iron capsules), ASKB589 (Claudin18.2 monoclonal antibody), and ASKC202 (c-MET TKI) are in Phase III clinical trials. ASK Pharm has ranked among the top 20 best industrial enterprises in China’s pharmaceutical R&D pipeline for 14 consecutive years and it has also received numerous honors such as “Top Ten National R&D Innovators”, “Best National Enterprise for Investment”, and “National Torch Program High-Tech Enterprises”.

Forward-Looking Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets” and similar statements. Among other things, statements that are not historical facts, including statements about the Company’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, are or contain forward-looking statements.

The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. Factors that could cause the Company’s actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to: the initiation, timing, progress and results of the Company’s preclinical studies, clinical trials and other therapeutic candidate development efforts; the Company’s ability to advance its therapeutic candidates into clinical trials or to successfully complete its preclinical studies or clinical trials; whether the clinical trial results will be predictive of real-world results; the Company’s receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings and approvals; the clinical development, commercialization and market acceptance of the Company’s therapeutic candidates; the Company’s ability to establish, manage, and maintain corporate collaborations, as well as the ability of its collaborators to execute on their development and commercialization plans; the implementation of the Company’s business model and strategic plans for its business and therapeutic candidates; the scope of protection the Company is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; estimates of the Company’s expenses, future revenues, capital requirements and its needs for and ability to access sufficient additional financing; risks related to changes in healthcare laws, rules and regulations in the PRC and United States or elsewhere. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this announcement and in the attachments is as of the date of this announcement, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Company contact:

Investor Relations

Email: ir@adlainortye.com